FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2004

                          GRANITE MORTGAGES 04-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 04-3 PLC


                                        By:       /s/ Clive Rakestrow
                                             ---------------------------------
                                        Name: L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title: Director
Date: November 15, 2004

                                        GRANITE FINANCE FUNDING
                                        LIMITED


                                        By:       /s/ Jonathan David Rigby
                                             ---------------------------------
                                        Name:  Jonathan David Rigby
                                        Title: Director
Date: November 15, 2004

                                        GRANITE FINANCE TRUSTEES
                                        LIMITED


                                        By:       /s/ Daniel Le Blancq
                                             ---------------------------------
                                        Name:  Daniel Le Blancq
                                        Title: Director
Date: November 15, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc
Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 September, 2004 - 30 September, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

---------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                              268,552

Current Balance - Trust Mortgage Assets                                 (GBP)23,030,235,806

Current Balance - Trust Cash and other Assets                           (GBP)1,196,705,561

Last Months Closing Trust Assets                                        (GBP)24,117,800,993

Funding share                                                           (GBP)21,743,327,488

Funding Share Percentage                                                      89.75%

Seller Share*                                                           (GBP)2,483,613,879

Seller Share Percentage                                                       10.25%

Minimum Seller Share (Amount)*                                          (GBP)1,298,577,341

Minimum Seller Share (% of Total)                                              5.36%

Excess Spread last quarter annualised (% of Total)                             0.19%
---------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports




Arrears Analysis of Non Repossessed Mortgage Loans

-----------------------------------------------------------------------------------------------------------------
                                   Number          Principal (GBP)        Arrears (GBP)        By Principal (%)

< 1 Month                         264,687           22,709,498,193               0                  98.61%

> = 1 < 3 Months                   3,142              265,977,879            2,613,876              1.15%

> = 3 < 6 Months                    577               43,647,333             1,085,891              0.19%

> = 6 < 9 Months                    114                8,568,645              361,833               0.04%

> = 9 < 12 Months                    32                2,573,756              155,976               0.01%

> = 12 Months                        0                     0                     0                  0.00%

Total                             268,552           23,030,265,806           4,217,576             100.00%
-----------------------------------------------------------------------------------------------------------------



Properties in Possession

-------------------------------------------------------------------------------------------
                                   Number          Principal (GBP)        Arrears (GBP)

Total (since inception)             234               13,926,695              700,321

Properties in Possession                                                        84

Number Brought Forward                                                          60

Repossessed (Current Month)                                                     24

Sold (since inception)                                                         150

Sold (current month)                                                            8

Sale Price / Last Loan Valuation                                               1.03

Average Time from Possession to Sale (days)                                    130

Average Arrears at Sale                                                     (GBP)2,460

Average Principal Loss (Since inception)*                                    (GBP)145

Average Principal Loss (current month)**                                      (GBP)0

MIG Claims Submitted                                                            8

MIG Claims Outstanding                                                          0

Average Time from Claim to Payment                                              62
-------------------------------------------------------------------------------------------


*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

--------------------------------------------------------------------------------------------
                                                        Number          Principal (GBP)

Substituted this period                                   0                  (GBP)0

Substituted to date (since 26 March 2001)              478,055         (GBP)39,832,603,134
--------------------------------------------------------------------------------------------


CPR Analysis

--------------------------------------------------------------------------------------------
                                                       Monthly             Annualised

Current Month CPR Rate                                  4.72%                44.04%

Previous Month CPR Rate                                 5.03%                46.16%
--------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                  24.06

Weighted Average Remaining Term (by value) Years                              20.33

Average Loan Size                                                          (GBP)85,757

Weighted Average LTV (by value)                                              75.17%

Weighted Average Indexed LTV (by value)                                      62.04%

Non Verified (by value)                                                      35.29%
----------------------------------------------------------------------------------------


Product Breakdown

----------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                      49.34%

Together (by balance)                                                        23.98%

Capped (by balance)                                                           0.94%

Variable (by balance)                                                        22.72%

Tracker (by balance)                                                          3.03%

Total                                                                        100.0%
----------------------------------------------------------------------------------------



Geographic Analysis

--------------------------------------------------------------------------------------------------------------
                                   Number             % of Total           Value (GBP)            % of Total

East Anglia                        5,385                 2.01%              462,907,740             2.01%

East Midlands                      18,969                7.06%             1,450,904,856            6.30%

Greater London                     32,592               12.14%             4,610,653,208            20.02%

North                              31,331               11.67%             1,773,328,157            7.70%

North West                         36,232               13.49%             2,475,750,349            10.75%

Scotland                           29,813               11.10%             1,881,570,265            8.17%

South East                         39,808               14.82%             4,695,865,081            20.39%

South West                         17,171                6.39%             1,644,358,837            7.14%

Wales                              11,096                4.13%              746,179,640             3.24%

West Midlands                      17,634                6.57%             1,411,753,455            6.13%

Yorkshire                          28,521               10.62%             1,876,964,218            8.15%

Total                             268,552                100%             23,030,235,806             100%
--------------------------------------------------------------------------------------------------------------





LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------
                                                        Number             Value (GBP)            % of Total

0% < 25%                                                 9,044              354,665,631             1.54%

> = 25% < 50%                                           31,213             2,282,296,368            9.91%

> = 50% < 60%                                           20,465             1,833,206,770            7.96%

> = 60% < 65%                                           12,070             1,146,905,743            4.98%

> = 65% < 70%                                           14,176             1,384,117,172            6.01%

> = 70% < 75%                                           19,592             1,870,055,147            8.12%

> = 75% < 80%                                           20,852             2,293,811,486            9.96%

> = 80% < 85%                                           31,818             3,291,020,697            14.29%

> = 85% < 90%                                           37,857             3,212,717,895            13.95%

> = 90% < 95%                                           55,231             4,173,078,728            18.12%

> = 95% < 100%                                          16,031             1,176,845,050            5.11%

> = 100%                                                  203               11,515,118              0.05%

Total                                                   268,552           23,030,235,806            100.0%
--------------------------------------------------------------------------------------------------------------



Repayment Method

--------------------------------------------------------------------------------------------------------------
                                                        Number             Value (GBP)            % of Total

Endowment                                               28,295             2,169,448,213            9.42%

Interest Only                                           35,856             5,036,712,571            21.87%

Pension Policy                                            648               66,787,684              0.29%

Personal Equity Plan                                     1,215              89,817,920              0.39%

Repayment                                               202,538           15,667,469,419            68.03%

Total                                                   268,552           23,030,235,806           100.00%
--------------------------------------------------------------------------------------------------------------



Employment Status

--------------------------------------------------------------------------------------------------------------
                                                        Number             Value (GBP)            % of Total

Full Time                                               235,562           19,046,005,012            82.70%

Part Time                                                3,350              202,666,075             0.88%

Retired                                                   501               16,121,165              0.07%

Self Employed                                           26,431             3,634,171,210            15.78%

Other                                                    2,708              131,272,344             0.57%

Total                                                   268,552           23,030,235,806           100.00%
--------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                6.84%

Effective Date of Change                                    1 September 2004
------------------------------------------------------------------------------


Notes Granite Mortgages 04-3 plc

------------------------------------------------------------------------------------------------------------------
                                Outstanding             Rating            Reference Rate            Margin
                                                   Moodys/S&P/Fitch

Series 1

A1                              $981,400,000          Aaa/AAA/AAA              1.98%                0.06%

A2                           (euro)494,000,000        Aaa/AAA/AAA              2.18%                0.07%

A3                             $1,248,100,000         Aaa/AAA/AAA              2.02%                0.10%

B                               $59,200,000            Aa3/AA/AA               2.08%                0.16%

M                               $31,400,000             A2/A/A                 2.19%                0.27%

C                               $62,700,000          Baa2/BBB/BBB              2.51%                0.59%

Series 2

A1                              $713,700,000          Aaa/AAA/AAA              2.06%                0.14%

A2                           (euro)800,150,000        Aaa/AAA/AAA              2.25%                0.14%

B                             (euro)74,400,000         Aa3/AA/AA               2.39%                0.28%

M                             (euro)57,900,000          A2/A/A                 2.48%                0.37%

C                            (euro)139,050,000       Baa2/BBB/BBB              2.91%                0.80%

Series 3

A1                            (GBP)411,250,000        Aaa/AAA/AAA              5.12%                0.18%

A2                            (GBP)600,000,000        Aaa/AAA/AAA             5.515%         Fixed until 09/2011

B                             (GBP)54,350,000          Aa3/AA/AA               5.29%                0.35%

M                             (GBP)42,250,000           A2/A/A                 5.39%                0.45%

C                             (GBP)99,450,000        Baa2/BBB/BBB              5.82%                0.88%
------------------------------------------------------------------------------------------------------------------





Credit Enhancement

---------------------------------------------------------------------------------------------------------------------
                                                                                             % of Notes Outstanding

Class B and M Notes (GBP) Equivalent)                                    (GBP)593,051,601           14.83%

Class C Notes (GBP) Equivalent)                                          (GBP)229,275,589           5.73%

---------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
                                                                                              % of Funding Share

Class B and M Notes (GBP) Equivalent)                                    (GBP)593,051,601           2.73%

Class C Notes (GBP) Equivalent)                                          (GBP)229,275,589           1.05%

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement                           (GBP)48,000,000           0.22%

Balance Brought Forward                                                   (GBP)41,000,000           0.19%

Drawings this Period                                                          (GBP)0                0.00%

Excess Spread this Period                                                     (GBP)0                0.00%

Funding Reserve Fund Top-up this Period*                                      (GBP)0                0.00%

Current Balance                                                           (GBP)41,000,000           0.19%
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                   (GBP)19,386,993           0.09%

Funding Reserve %                                                              1.0%                   NA
---------------------------------------------------------------------------------------------------------------------


*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.